October 15, 2010

Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Mobile Mini, Inc. Amendment No. 1 to Annual Report on Form 10-K for the fiscal year December 31, 2009 Filed September 27, 2010 File No. 1-12804

Dear Ms. Long:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated September 29, 2010, to Mr. Steven Bunger, Chairman, President and Chief Executive Officer of Mobile Mini, Inc. (the “Company” or “Mobile Mini”), regarding Amendment No. 1 to Annual Report on Form 10-K for the fiscal year December 31, 2009 filed September 27, 2010.

This letter sets forth the comment of the Staff in its comment letter and, following such comment, sets forth the Company’s response thereto.

10-K

Bonus History and Determination of Non-Equity Incentive Plan Compensation, page 1
Staff’s Comment:

1.	We note your response to comment four in our letter dated September 13, 2010. In future filings, to the extent applicable, please also include a table relating to geographic specific goals and results achieved similar to the table provided on page 9 of your August 24, 2010 supplemental response

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully disagrees with the Staff that the Company should include in its future periodic reports a table relating to geographic-specific goals and results achieved. As outlined in the Company’s letter to the Staff dated August 24, 2010, the Company believes disclosure of such geographic-specific information would not provide meaningful disclosure to investors for the following reasons:

Ms. Pamela A. Long
United States Securities and Exchange Commission
October 15, 2010
Page Two

a. The measures and targets appearing in such table are non-GAAP internal performance and operational efficiency metrics that are not necessarily tied to the Company’s disclosed GAAP financial information. As such, an investor is unlikely to find such information meaningful and is unlikely to lose anything by its exclusion;

b. Such measures and targets are related to local area (i.e., small geographic areas) performance that are not tied to the Company’s financial reporting—for example, as reflected in the table included in the Company’s original response letter, Mr. Lemley is entitled to receive bonus payments tied to the achievement of (i) local area damage and repair targets, and (ii) local area limited liability waiver targets, each of which are tied to the specific geographic region that Mr. Lemley is assigned. These geographic targets are non-GAAP goals established and intended to motivate these employees. These targets vary from year to year, are not tied to the Company’s financial reporting and are not meaningful in terms of other NEOs or geographic areas the Company serves. As a result, such information is not meaningful;

c. Due to relatively frequent shifting of local area boundaries and goals, such information is not comparable on a year-over-year basis, which further supports the Company’s argument that the disclosure of such information would not be helpful to investors; and

d. The information in the subject table is not material, would not provide meaningful data to an investor regarding an individual’s performance as it is not directly related to the Company’s performance or, as noted above, on a year-over-year basis for that individual, and is not information an investor would find valuable.

Accordingly, the Company respectfully declines the Staff’s assertion that the Company should include such disclosure in its future filings.

As specifically requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Ms. Pamela A. Long
United States Securities and Exchange Commission
October 15, 2010
Page Three

If we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (480) 477-0241.

Very truly yours,

/s/ Christopher J. Miner
Senior Vice President and General Counsel